UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                             NAIC Growth Fund, Inc.

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    628921108
                                 (CUSIP Number)

                                  Luke E. Sims
                     777 East Wisconsin Avenue, Suite 3700,
                           Milwaukee, Wisconsin 53202
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing o this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on Page __

        CUSIP No.  628921108

1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Luke E. Sims (Social Security No. ###-##-####)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [__]
                                                          (b)  [__]
               Not applicable

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

               PF; BK

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [__]

               Not applicable

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                        7.      SOLE VOTING POWER
      NUMBER OF
                                            93,415
        SHARES
                        8.      SHARED VOTING POWER
     BENEFICIALLY
                                             -0-
       OWNED BY
                        9.      SOLE DISPOSITIVE POWER
         EACH
                                            93,415
      REPORTING

        PERSON
                        10.     SHARED DISPOSITIVE POWER
         WITH
                                             -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               93,415

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [__]

               Not applicable

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.4%

14.     TYPE OF REPORTING PERSON*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

               Common Stock, $0.001 par value ("Common Stock")

               NAIC Growth Fund, Inc.       ("Company" or "Issuer")
               711 West Thirteen Mile Road
               Madison Heights, MI  48071

Item 2.        Identity and Background.

              This statement is being filed by Luke E. Sims. Certain information regarding the foregoing persons is set forth below.

               (a) - (b)  Name and Business Address

                      Luke E. Sims
                      c/o Foley & Lardner
                      777 East Wisconsin Avenue
                      Suite 3700
                      Milwaukee, Wisconsin 53202

               (c)    Principal Occupation and Employment

                      Corporate lawyer (partner in law firm)

                      Principal Business/Name, Address and Principal Business of Employer

                      Foley & Lardner
                      777 East Wisconsin Avenue
                      Suite 3700
                      Milwaukee, Wisconsin 53202

                      Law firm

               (d) - (e) During the last five years, Mr. Sims has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               (f)    Citizenship

                      United States

ITEM 3. Source and Amount of Funds or Other Consideration.

Each purchaser of shares ("Shares") of Common Stock identified in this Schedule used personal funds. In Mr. Sims' individual situation, a portion of the funds resulted from borrowings made under one or more personal revolving lines of credit lines he maintains at Firstar Bank Milwaukee, N.A. No such revolving line of credit is secured or collateralized by any of the Shares.

Substantially all of the Shares held by Mr. Sims personally and Triad Investment Company LLC ("Triad") are held in margin accounts with U. S. Clearing Corp. Triad is an affiliate of Mr. Sims and is described in further detail under Item 5.

ITEM 4. Purpose of Transaction.

All of the purchases identified in this Schedule have been for the purpose of acquiring shares for investment. Mr. Sims (and/or his affiliates) may purchase additional shares from time to time depending upon a variety of factors, including, among others, price, market conditions, availability of funds and alternative investment opportunities.

While Mr. Sims retains the legal right to sell or otherwise dispose of the Shares, he has no present plan or intention to do so. Mr. Sims views his investment in the Shares as a long-term one, and will look at opportunities to increase his investment in the Company in the future.

Except as provided above, Mr. Sims has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   Issuer's   charter,   bylaws  or   instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

               (a) - (b) Information concerning the number of Shares and percentage of class of Common Stock beneficially owned by the reporting person is set forth below:

                                                                                 Percentage
                            Sole              Shared                                  Of
                         Voting and         Voting and          Aggregate         Outstanding
     Reporting           Dispositive        Dispositive        Beneficial           Common
       Person               Power              Power            Ownership            Stock

    Luke E. Sims           93,415               -0-              93,415              5.4%

Mr. Sims beneficially owns Shares individually (34,015 Shares), through his self-directed Keogh plan (14,900 Shares), through custodianships for his children (12,700 Shares) and through Triad (31,800 Shares).

Triad is a Wisconsin limited liability company established by Mr. Sims individually and as custodian for his three children as a family investment vehicle. Mr. Sims is the sole manager of Triad, has complete control over Triad's investment decisions and is the sole beneficial owner (for SEC purposes) of the securities, including the Shares, held by Triad.

               (c) Set forth below is information with respect to all transactions in the Common Stock by Mr. Sims during the past sixty (60) days. All such transactions, which consisted solely of purchases, were effected in open market transactions on the Chicago Stock Exchange or in the over-the-counter market.

Date              No. of Shares       Purchase Price              Purchaser
04/14/00               500                $11.250        Custodianships for children
04/19/00             2,900                11.375         Custodianships for children
04/19/00               100                11.000         Custodianships for children
04/26/00               900                11.500         Custodianships for children
                     2,500                11.375         Custodianships for children
                     1,000                11.250         Custodianships for children
                       600                11.000         Custodianships for children
04/27/00               400                11.250         Custodianships for children
05/09/00               500                11.812         Luke E. Sims
05/10/00             2,600                11.812         Keogh
05/11/00               500                11.812         Custodianships for children

                                       5

Date              No. of Shares       Purchase Price              Purchaser
05/15/00               900                11.812         Triad
                       500                11.375         Triad
05/16/00               100                11.750         Triad
05/18/00             1,100                11.812         Keogh
05/22/00             1,900                11.750         Keogh
05/23/00               200                11.500         Keogh
05/24/00               600                11.500         Keogh
05/30/00             1,300                11.750         Keogh
05/31/00               900                11.937         Triad
06/02/00               700                12.250         Triad
06/07/00               700                12.500         Custodianships for children
06/13/00               600                12.250         Custodianships for children
06/15/00               100                12.250         Custodianships for children
06/20/00               400                12.500         Custodianships for children
06/21/00               500                11.500         Triad
                     4,000                12.000         Triad
                     1,500                12.375         Triad

               (d) Mr. Sims Keogh plan, the custodianships for the Sims children and Triad, respectively, have the right to direct the receipt of dividends from, and the proceeds from the sale of, any Shares held by them, respectively.

               (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

               Not applicable

ITEM 7. Material to Be Filed as Exhibits.

               None

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated this 22nd day of June, 2000.


                                              /s/ Luke E. Sims

                                       6